July 21, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Anadarko Petroleum Corporation

Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 3, 2006
File No. 1-8968

Ladies and Gentlemen:

Set forth below are the responses of the Company to the comment letter of the staff of the Securities and Exchange Commission (the "Staff") dated July 11, 2006 with respect to the above referenced filing. For your convenience, the comments provided by the Staff have been included before the response in the order presented in the comment letter.

We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the 2005 Form 10-K filing; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please call me at (832) 636-3220 or Bruce Busmire at (832) 636-3030.

Very Truly Yours,
/s/ R. A. WALKER R. A. Walker

MEMORANDUM

Form 10-K for the Fiscal Year Ended December 31, 2005

Engineering Comments

Sales Volumes and Prices, page 5
  Please amend your disclosure of oil and gas prices so that the reader is apprised of the effects of your oil and gas hedging programs on the prices you have received in each of the last three years.

  Response: We respectfully submit that the information requested by the SEC staff is already presented and referenced in the Form 10-K as filed and therefore, it is our opinion that no amendment is required. The paragraph introducing the Volumes and Prices table on page 5 includes the statement "additional information on volumes, prices and markets is contained in Financial Results and Marketing Strategies under Item 7 of this Form 10-K." This reference incorporates the information on Page 29 which discusses the impact of hedging activities on revenues for all three periods presented. The paragraph reads as follows:

  "The Company utilizes derivative instruments to manage the risk of a decrease in the market prices for its anticipated sales of natural gas, crude oil and condensate and NGLs. This activity is referred to as price risk management. The impact of price risk management and marketing activities decreased total gas, oil and condensate revenues $204 million during 2005 compared to a decrease of $442 million in 2004. For 2005, these activities resulted in $0.07 per Mcf lower natural gas prices and $3.01 per barrel lower oil prices compared to market prices. For 2004, these activities resulted in $0.24 per Mcf lower natural gas prices and $4.37 per barrel lower oil prices compared to market prices. In 2003, the impact of price risk management and marketing activities decreased total gas, oil and condensate revenues $274 million. For 2003, these activities resulted in $0.28 per Mcf lower natural gas prices and $1.42 per barrel lower oil prices compared to market prices."

  Once again, we respectfully submit that the information requested is already presented in the Form 10-K. We will consider making the reference to hedging data more evident in future filings.

  Results of Operations for Producing Activities, page 97
  The line items for production costs here do not agree with the same audited items under Consolidated Statements of Income on page 54. Please reconcile these differences to us and amend your document if it is appropriate.

Response: The results of oil and gas producing operations presented on page 97 is prepared in accordance with Statement of Financial Accounting Standards No, 69, "Disclosures about Oil and Gas Producing Activities." As such, the production costs presented on page 97 exclude all non-oil and gas activities. The Consolidated Statements of Income on page 54 report the consolidated results for the entire company. The two columns by their nature, do not tie. Principle differences are as follows:

millions	Consolidated Statement of Income - page 54	Results of Operations for Producing Activities - page 97	Difference	Comment

Direct operating	$ 544	$ 507	$ 37	A

Transportation and cost of product	302	240	62	B

General and administrative	442	99	343	C

Other taxes	376	343	33	D

Differences are primarily due to:
A - Pipeline operating expense related to our marketing activities.
B - Marketing transportation expense related to our marketing activities.
C - General corporate overhead not related to oil and gas producing activities.
D - General corporate taxes for payroll and general properties not related to oil and gas producing activities.